SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of December 2009

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Investor Relations Officer
+5266-7758-5838
vfueyo@homex.com.mx

Press Release

Homex Announces Successful Placement of Private Offering of U.S.$250 million
9.50% Senior Notes due 2019

Culiacán, Sinaloa, Mexico, December 11, 2009 – Desarrolladora Homex, S.A.B. de C.V. (“Homex”) announced today the completion of a private offering of U.S.$250,000,000 of 9.50% Senior Notes due 2019 (the “Senior Notes”).

The successful placement of the Senior Notes, reaffirms Homex’ leadership in the homebuilding sector in México while reflecting market confidence and reliability towards the Company, despite market turbulence.

The Company intends to use the proceeds of the offering to repay approximately U.S.$190 million of existing indebtedness, or approximately 28% of its total outstanding debt, including approximately U.S.$151 million of short-term indebtedness, including commercial paper instruments and bank debt, and approximately U.S.$39 million of bridge loans, thus achieving better financial terms and conditions for Homex. The Company also intends to use approximately U.S.$45 million to grow its operations at Brazil and for its tourism oriented projects. The remaining net proceeds from the sale of the notes would be used for general corporate purposes.

The issuance of the Notes strengthens the Company’s balance sheet as Homex is extending the average maturity of its debt obligations from an average of 4.5 years to an average of 6.3 years while maintaining healthy financial ratios as the company estimates a total debt to EBITDA of 2.1x and interest coverage of 5.6x for year end 2009.

“We feel very pleased with the completion of this issuance, as it comes in perfect timing to start the year 2010 with a more flexible balance sheet, giving Homex the opportunity to consolidate and grow organically its operations at México, while seizing on other opportunities such as Brazil, where we foresee important business opportunities for Homex,” commented Carlos Moctezuma, Chief Financial Officer of Homex. “We will continue to be consistent with our conservative strategy to favor cash generation to maintain and improve our financial position,” added Moctezuma.

The Senior Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or for the account or benefit of any United States citizen or in any way distributed in the United States absent registration or an applicable exemption from registration requirements. The Senior Notes were offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act.

The Senior Notes may not be offered or sold in México absent an exemption under Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores). The information contained in the offering materials is exclusively the responsibility of Homex and has not been reviewed or authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores (the “CNBV”). The terms and conditions of the offer of the Senior Notes will be notified to the CNBV for informational purposes only and such notice does not constitute a certification as to the investment value of the Senior Notes or of the solvency of Homex.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Senior Notes in the United States. The Senior Notes will not be sold in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About Homex

Homex is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenues, number of homes sold and net income.

Homex’s reports and other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. Homex cautions you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, Homex claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 11, 2009	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer